Exhibit 99.1
Appendix 3D
Changes relating to buy-back

Rule 3.8A
Appendix 3D
Changes relating to buy-back
(except minimum holding buy-back)
Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.
Name of entity
JAMES HARDIE INDUSTRIES N.V.
Incorporated in the Netherlands. The liability of members is limited
ABN
ARBN 097 829 895
We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	15 August 2007
Information about the change
Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

On-market buy-back

2	Name of broker who will act on the company's behalf	To be advised later	Credit Suisse Equities (Australia) Limited

3	Deleted 30/9/2001.

4	If the company intends to buy back a maximum number of shares - that number

	Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.	Up to 46,769,575 ordinary shares/CUFS	No change

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3D Page 1

Appendix 3D
Changes relating to buy-back

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back	Up to 46,769,575 ordinary shares/CUFS	No change

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	12 months	No change

7	If the company intends to buy back shares if conditions are met - those conditions	Not applicable	No change

All buy-backs

8	Any other change	Not applicable

9	Reason for change	Broker appointed.

+ See chapter 19 for defined terms.

Appendix 3D Page 2	30/9/2001

Appendix 3D
Changes relating to buy-back

10	Any other information material to a shareholder's decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable

Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Benjamin P. Butterfield	Date:	14 September 2007

(Director/Company secretary)

Print name:	Benjamin P. Butterfield

== == == == ==

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3D Page 3